AerCap Holdings N.V.

AerCap House

Stationsplein 965

1117 CE Schiphol Airport Amsterdam

The Netherlands

January 27, 2010

VIA EDGAR AND HAND DELIVERY

Mail Stop 4631

Pamela Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4631

Re:	AerCap Holdings N.V.
Amendment No. 4 to Registration Statement on Form F-4
Filed January 26, 2010
File No. 333-162365
Annual Report on Form 20-F for the fiscal year ended December 31, 2008
Filed April 1, 2009
File No. 1-33159

Dear Ms. Long:

On behalf of AerCap Holdings N.V. (“AerCap” or the “Company”), this letter is submitted in response to an additional telephonic inquiry made by the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) on January 27, 2010 requesting additional information with respect to the Company’s response to the Staff’s comment letter dated January 22, 2010, which response was dated January 26, 2010 (the “Company’s Response Letter”).

As requested, below please find a presentation of the change in the accrued maintenance liability relating to aircraft purchases and sales, which is the same presentation set forth on page one of Exhibit A to the Company’s Response Letter, but which has been supplemented to include data for the nine-month period ended September 30, 2009.

	2006	2007	2008	Sep. 30, 2009
Change relating to aircraft purchase	(1,563)	(44,256)	(19,936)	—
Change relating to aircraft sales	54,508	2,143	18,619	5,182
Net change	52,945	(42,113)	(1,317)	5,182

Reported net cash provided by operating activities	348,379	205,938	250,433	338,659
Reported net cash used in investing activities	(843,289)	(415,790)	(1,160,998)	(1,178,512)

Quantitative analysis operating activities	15%	-20%	-1%	2%
Quantitative analysis investing activities	-6%	10%	0%	0%

If you have any questions, please do not hesitate to contact Robert S. Reder at (212) 530-5680 or Dean W. Sattler at (212) 530-5629, both of Milbank, Tweed, Hadley & McCloy LLP.  In addition, please feel free to contact me at +31 206 559 600.

Sincerely,

/s/ KLAUS HEINEMANN
Klaus Heinemann
Chief Executive Officer

Enclosures

cc:                                 John McMahon — Genesis Lease Limited

Raymond O. Gietz — Weil, Gotshal & Manges LLP

Boris Dolgonos —  Weil, Gotshal & Manges LLP

Robert S. Reder — Milbank, Tweed, Hadley & McCloy LLP

Drew S. Fine — Milbank, Tweed, Hadley & McCloy LLP

Dean W. Sattler — Milbank, Tweed, Hadley & McCloy LLP